UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Oban Mining Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
67423P 10 2 (CUSIP Number)
03/06/02 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	Rule 13d-1(c)
1. Name of reporting Persons IRS identification no. of above persons	Richard A. Achron N/A
2. Check the Appropriate Box if a Member of a Group	(a) N/A (b) N/A
3. SEC Use Only
[ ]
4. Citizenship or Place of Organization:	Canadian
Number of shares beneficially owned by each reporting person with:
5. Sole Voting Power	5,000,000
6. Shared Voting Power	N/A
7. Sole Dispositive Power	5,000,000
8. Shared Dispositive Power	N/A
9. Aggregate Amount Beneficially Owned by Each Reporting Person	5,000,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	N/A
11. Percent of Class Represented by Amount on Row (9)	71.4%
12. Type of Reporting Person	IN

Item 1.
Name of Issuer	Oban Mining, Inc.
Address of Issuer's Principal Executive Offices	c/o Suite 210-580 Hornby Street Vancouver, B.C. V7A 5C9
Item 2.
Name of Person Filing	Richard A. Achron
Address	#155 - 11960 Hammersmith Way Richmond, B.C. V7A 5C9
Citizenship	Canadian
Title of Class of Securities	Common stock
CUSIP Number	67423P 10 2

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned	5,000,000
(b)	Percentage of class	71.4%
(c)	Number of shares as to which the person has:
	(i) sole power to vote or direct the vote	5,000,000
	(ii) shared power to vote or to direct the vote	N/A
	(iii) Sole power to dispose or to direct the disposition of	5,000,000
	(iv) shared power to dispose or to direct the disposition of	N/A
Item 5. Ownership of five percent or less of a class	N/A
Item 6. Ownership of more than five percent on behalf of another person	N/A
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company	N/A
Item 8. Identification and classification of member of the group	N/A
Item 9. Notice of dissolution of group	N/A
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 28, 2002
/s/Richard Achron Richard A. Achron, President